COMMENTS RECEIVED ON SEPTEMBER 8, 2008

FROM CHRISTIAN SANDOE

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Asset Manager 70%

POST-EFFECTIVE AMENDMENT NO. 89

1. "Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the market capitalization strategy of the stock portion of the fund and the credit quality and maturity strategies of the bond portion of the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a particular credit quality or maturity.

2. "Investment Summary" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests the addition of a statement relating to emerging markets as a strategy in both the "Investment Summary" and "Investment Details" sections and emerging markets as a risk in the "Investment Summary" section

R: Though the non-U.S. securities in which the fund invests may include foreign issuers in both developed and emerging markets, the fund does not have a principal investment strategy of investing in emerging markets and therefore we have not disclosed such a strategy. In addition, Form N-1A limits Item 2 (Investment Summary) risk disclosure to "Principal Investment Risks" though additional risk disclosure may be included in response to Item 4 (Investment Details). The risks associated with emerging markets are not expected to be among the fund's principal investment risks, but because foreign markets may expose the fund to emerging market risks, we believe it is helpful to include additional disclosure in the Investment Details section, as Form N-1A allows. Should the fund employ a principal investment strategy of investing in emerging markets or consider emerging markets to present a principal investment risk in the future, the fund will update disclosure at that time.

3. "Investment Summary" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Leverage can increase market exposure and magnify investment risks."

C: The Staff suggests that the Leverage Risk disclosure should have a corresponding strategy in the "Principal Investment Strategies" section.

R: The fund does not have a principal investment strategy of engaging in transactions that may have a leveraging effect. Instead, the fund is exposed to the risks of leverage as a result of its asset allocation strategy. Specifically, the fund has a principal strategy of allocating assets among different asset classes, including all types of stocks, bonds, and derivatives and forward-settling securities, directly or through central funds. In addition, FMR may use derivatives to manage the fund's asset allocation. Accordingly, we have not added disclosure.

4. Tandy Representations (prospectuses and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.